Exhibit 99.1

British                                                         Number BC0268952
Columbia

                                  CERTIFICATE
                                       OF
                                  NAME CHANGE

                           BUSINESS CORPORATIONS ACT

I hereby certify that INTERNATIONAL GEMINI TECHNOLOGY INC. changed its name to WIDESCOPE RESOURCES INC. on July 12, 2006 at 10:05 AM Pacific Time.

                              Issued under my hand at Victoria, British Columbia
                                                On July 12, 2006

                                             /s/ Ron Townshend
                                                RON TOWNSHEND
                                           Registrar of Companies
                                        Province of British Columbia
                                                   Canada